Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED JULY 15, 2024
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of August 1, 2024;
•to disclose the calculation of our June 30, 2024 net asset value (“NAV”) per unit/share for all unit/share classes;
•to provide an update on the current public offering;
•to update certain risk factors in the Prospectus; and
•to update certain tax disclosure in the Prospectus.
August 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2024 (and repurchases, if applicable, as of July 31, 2024) is as follows:

Transaction Price (per share)
Class T	$10.05
Class S	$10.05
Class D	$10.05
Class I	$10.05
Class A-I	$10.05
Class A-II	$10.05
As of June 30, 2024, we had not sold any Class T, Class S, Class D, Class I, Class A-I or Class A-II common shares. As a result, the transaction price for each of our Class T, Class S, Class D, Class I, Class A-I and Class A-II common shares is based on the NAV per share for our Class E common shares and Class E units of the Operating Partnership as of June 30, 2024. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
June 30, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per unit/share as of June 30, 2024 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of June 30, 2024 ($ and units/shares in thousands):

Components of NAV	June 30, 2024
Investment in real estate	$61,200
Cash and cash equivalents	2,337
Other assets	2,319
Other liabilities	(603)
Preferred stock	(220)
Net asset value	$65,033
Number of outstanding units/shares	6,470
The following table sets forth our total NAV and NAV per unit/share by class as of June 30, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$64,831	$202	$65,033
Number of outstanding units/shares	6,450	20	6,470
NAV per unit/share as of June 30, 2024	$10.05	$10.05	$10.05
The valuation of our real property as of June 30, 2024 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor, in accordance with our valuation guidelines. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.25%	5.75%
A change in these assumptions would impact the calculation of the value of our real property. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of real property:

Input	Hypothetical Change	Industrial Property Value
Discount Rate	0.25% decrease	2.00%
	0.25% increase	(1.80)%
Exit Capitalization Rate	0.25% decrease	2.80%
	0.25% increase	(2.50)%
Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of May 31, 2024 ($ and units/shares in thousands):

Components of NAV	May 31, 2024
Investment in real estate	$61,100
Cash and cash equivalents	1,972
Other assets	29
Other liabilities	(275)
Preferred stock	(229)
Net asset value	$62,597
Number of outstanding units/shares	6,240
The following table sets forth our total NAV and NAV per unit/share by class as of May 31, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$62,396	$201	$62,597
Number of outstanding units/shares	6,220	20	6,240
NAV per unit/share as of May 31, 2024	$10.03	$10.03	$10.03
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any shares in this offering. We intend to offer and sell shares in our public offering on a monthly basis.
Experts
The statements included in this Supplement under the section titled “June 30, 2024 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
Updates to Certain Risk Factors
The following disclosure supersedes and replaces the risk factor in the section of the Prospectus entitled “Risk Factors” with the heading “If we are unable to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire” and all other similar disclosure.
If we are unable to raise substantial funds, we will be limited in the number and type of investments we make, and the value of your investment in us will be more dependent on the performance of any of the specific assets we acquire. In addition, our inability to raise substantial funds could negatively impact our ability to elect and qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), or may cause our Board of Directors to determine that REIT qualification is not in our best interest.
This offering is being made on a “best efforts” basis, meaning that the Dealer Manager is only required to use its best efforts to sell our shares and has no firm commitment or obligation to purchase any shares. As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a broader portfolio of investments. If we are unable to raise substantial funds, we will make fewer investments, resulting in less breadth in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. There is a greater risk that you will lose money in your investment if we have less breadth in our portfolio. Further, we will have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. In addition, our inability to raise substantial funds could negatively impact our ability to elect and qualify as a REIT under the Code especially relating to our satisfaction of the “closely held” requirement or may cause our Board of Directors to determine that REIT qualification is not in the best interests of the Company. Accordingly, although we intend to elect and qualify to be taxed as a REIT under the Code commencing with our taxable year ending December 31, 2024, no assurances can be provided regarding our qualification as a REIT.
The following disclosure supersedes and replaces the risk factor in the section of the Prospectus entitled “Risk Factors” with the heading “Non-U.S. holders may be subject to U.S. federal income tax upon their disposition of shares of our common stock or upon their receipt of certain distributions from us” and all other similar disclosure.
Non-U.S. holders may be required to file U.S. federal income tax returns and be subject to U.S. federal income tax upon their disposition of shares of our common stock or upon their receipt of certain distributions from us.
In addition to any potential withholding tax on ordinary dividends, a non-U.S. holder (as such term is defined under “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of Our Common Stock”), other than a “qualified shareholder” or a “qualified foreign pension fund,” that disposes of a “U.S. real property interest” (“USRPI”) (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), is generally subject to U.S. federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended (“FIRPTA”), on the amount received from such disposition. FIRPTA gains must be reported on U.S. federal income tax returns and are taxable at regular U.S. federal income tax rates. Such tax does not apply, however, to the disposition of stock in a REIT that is “domestically controlled.” Generally, a REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a domestically controlled REIT. Final Treasury regulations effective April 25, 2024 (the “Final Regulations”) modify the existing prior tax guidance relating to the manner in which we determine whether we are a domestically controlled REIT. These regulations provide a look through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or domestic “C” corporations owned 50% or more directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and treat “qualified foreign pension funds” and “international organizations” as foreign persons for this purpose. The look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will not apply to a REIT for a period of up to ten years if the REIT is able to satisfy certain requirements during that time, including not undergoing a significant change in its ownership and not acquiring a significant amount of new U.S. real property interests, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, the look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will apply to such REIT beginning on the day immediately following the date of such failure. We cannot predict when we will commence being subject to such look-through rule in the Final Regulations and we may not be able to satisfy the applicable requirements for the duration of the ten-year period. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules. If we were to fail to so qualify as a domestically controlled REIT, amounts received by a non-U.S. holder on certain dispositions of shares of our common stock (including a redemption) would be subject to tax under FIRPTA, unless (i) our shares of common stock were “regularly traded” on an established securities market and (ii) the non-U.S. holder did not, at any time during a specified testing period, hold more than 10% of our common stock. However, it is not anticipated that our common stock will be “regularly traded” on an established market. See “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Sales of Our Common Stock.”
A non-U.S. holder other than a “qualified shareholder” or a “qualified foreign pension fund” that receives a distribution from a REIT that is attributable to gains from the disposition of a USRPI as described above, including in connection with a repurchase of our common stock, is generally subject to U.S. federal income tax under FIRPTA to the extent such distribution is attributable to gains from such disposition, regardless of whether the difference between the fair market value and the tax basis of the USRPI giving rise to such gains is attributable to periods prior to or during such non-U.S. holder’s ownership of our common stock. In addition, a repurchase of our common stock, to the extent not treated as a sale or exchange, may be subject to withholding as an ordinary dividend. See “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Distributions” and “—Repurchases of our Common Stock.”
We seek to act in the best interests of our Company as a whole and not in consideration of the particular tax consequences to any specific holder of our stock. Potential non-U.S. holders should inform themselves as to the U.S. tax consequences, and the tax consequences within the countries of their citizenship, residence, domicile and place of business, with respect to the purchase, ownership and disposition of shares of our common stock.
Updates to Tax Disclosure
The following disclosure supersedes and replaces the second paragraph in the section of the Prospectus entitled “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Stock—Sales of Our Common Stock” and all other similar disclosure:
We anticipate that our common stock will constitute a U.S. real property interest within the meaning of FIRPTA unless we are a domestically-controlled REIT. We will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. holders. The Final Regulations effective April 25, 2024 modify prior tax guidance relating to the manner in which we determine whether we are a domestically controlled REIT. These regulations provide a look-through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic “C” corporations owned more than 50% directly or indirectly by foreign persons (“foreign-controlled domestic corporations”) and treat “qualified foreign pension funds” and “international organizations” as foreign persons. The look-through rule in the Final Regulations applicable to foreign controlled domestic corporations will not apply to a REIT for a period of up to ten years if the REIT is able to satisfy certain requirements during that time, including not undergoing a significant change in its ownership and not acquiring a significant amount of new U.S. real property interests, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, the look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will apply to such REIT beginning on the day immediately following the date of such failure. We cannot predict when we will commence being subject to such look-through rule in the Final Regulations and we may not be able to satisfy the applicable requirements for the duration of the ten-year period. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules. No assurance can be given, however, that we are or will be a domestically-controlled REIT.